Exhibit 99.2

23 May 2012

Rio Tinto confirms support for Ivanhoe Mines comprehensive financing package and agrees to amend certain terms of memorandum of agreement

Rio Tinto and Ivanhoe Mines Ltd. (Ivanhoe) have agreed to amend certain terms of the memorandum of agreement announced on 18 April 2012, under which Rio Tinto has agreed to support and provide certain elements of a comprehensive funding package for Ivanhoe. The amended terms address conditions of regulatory approval and more closely align the terms of the proposed Ivanhoe rights offering with current market conditions.

Amendments to the agreement include:

•

Rio Tinto confirming it will take up its full basic subscription privilege under a US$1.8 billion equity financing with respect to its 51 per cent shareholding in Ivanhoe, subject to certain conditions;

•	Rio Tinto agreeing to eliminate the material adverse change condition for its standby commitment in relation to a decline in Ivanhoe’s share price;

•

Rio Tinto continuing to provide a standby commitment for a US$1.8 billion equity financing, subject to certain conditions including the price for Ivanhoe’s common shares on the NYSE not falling below the subscription price at any time on or after the fifth business day before the expiry of the rights. Under the standby commitment, Rio Tinto is required to acquire any Ivanhoe common shares not taken up under the equity financing;

•	Removing the previously announced US$8.34 subscription price for the rights offering. Rio Tinto and Ivanhoe have agreed to price the rights offering in the final prospectus;

•

In consideration of eliminating the material adverse change clause for a decline in Ivanhoe’s share price, re-pricing the exercise price of the Series D Warrants to US$10.84 per share, subject to adjustment upon completion of the rights offering; and

•	Confirming the standby commitment fee will be paid in cash. Rio Tinto has agreed to waive its previously announced entitlement to reinvest its standby commitment fee in Ivanhoe common shares.

This announcement is not an offer of securities. No securities may be offered or sold within the United States absent registration under the US Securities Act of 1933 or an applicable exemption from such registration requirements.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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